Exhibit 99.1

IAMGOLD CORPORATION

(“IAMGOLD”)

and

OREZONE RESOURCES INC.

(“Orezone”)

and

OREZONE GOLD CORPORATION

(“New Orezone”)

AMENDMENT NO. 1 TO PLAN OF ARRANGEMENT AND ARRANGEMENT AGREEMENT

January 12, 2009

AMENDMENT NO. 1 TO
PLAN OF ARRANGEMENT
AND ARRANGEMENT AGREEMENT

THIS AMENDING AGREEMENT is dated as of January 12, 2009,

AMONG:               IAMGOLD CORPORATION, a corporation existing under the laws of Canada;
(“IAMGOLD”)

AND:                      OREZONE RESOURCES INC., a corporation existing under the laws of Canada;
(“Orezone”)

AND:                      OREZONE GOLD CORPORATION, a corporation existing under the laws of Canada;
(“New Orezone”)

(each a “Party” and collectively the “Parties”)

WHEREAS IAMGOLD, Orezone and New Orezone have entered into an arrangement agreement dated December 10, 2008 (the “Arrangement Agreement”) pursuant to which they agreed to effect a business combination transaction;

AND WHEREAS the Parties hereto intend to carry out the proposed business combination transaction by way of a plan of arrangement under the provisions of the Canada Business Corporations Act in the form attached to the Arrangement Agreement as schedule A (the “Plan of Arrangement”);

AND WHEREAS each of the Parties hereto desires to amend certain terms of the Arrangement Agreement and certain terms of the Plan of Arrangement;

WITNESSETH THAT in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto hereby covenant and agree as follows:

1.
The Arrangement Agreement is hereby amended in accordance with section 7.4 thereof by deleting “7086130 Canada Inc.” from the definition of “New Orezone” in paragraph 1.1(nnn) of the Arrangement Agreement and replacing it with “Orezone Gold Corporation”.

2.
The Arrangement Agreement is hereby amended in accordance with section 7.4 thereof by deleting the last sentence in paragraph 3.2(d)(i) of the Arrangement Agreement in its entirety and replacing it with:

“Except as set out above, the terms of each IAMGOLD Replacement Option shall be the same as the terms of the options of IAMGOLD issuable under the share incentive plan of IAMGOLD as amended and restated on April 11, 2007.”

3.	The Arrangement Agreement is hereby amended in accordance with section 7.4 thereof by deleting schedule A to the Arrangement Agreement in its entirety and replacing it with schedule A attached hereto.

4.
Each of the Parties hereto agrees to take all actions necessary to give effect to the amendments to the Plan of Arrangement and the Arrangement Agreement contained in, respectively, sections 1 and 2 of this amending agreement (this “Amending Agreement”), including filing this Amending Agreement and such other materials as may be required with the Court.

5.	Capitalized words and terms used herein and not otherwise defined herein shall have the meaning given them in the Arrangement Agreement.

6.
This Amending Agreement shall be governed by and be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.  Each of the Parties hereto irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Ontario.

7.	This Amending Agreement may, at any time and from time to time be amended by written agreement of the Parties hereto.

8.	This Amending Agreement may not be assigned by any Party hereto without the prior written consent of the other Parties hereto.

9.	Time shall be of the essence in this Amending Agreement.

10.	This Amending Agreement shall be binding upon and shall enure to the benefit of the Parties hereto and their respective successors and permitted assigns.

11.
This Amending Agreement may be executed in counterparts, each of which when delivered (whether in originally executed form or by facsimile transmission) shall conclusively be deemed to be an original and all of which together shall constitute one and the same document.

Remainder of page intentionally left blank

3.

IN WITNESS WHEREOF the Parties hereto have executed this Amending Agreement as of the date first above written.

IAMGOLD CORPORATION
Per:	/s/ Joseph Conway
Joseph Conway
President and Chief Executive Officer

Per:	/s/ Larry Phillips
Lary Phillips
Senior Vice President, Corporate Affairs

OREZONE RESOURCES INC.
Per:	/s/ Ronald N. Little
Ronald N. Little
Chief Executive Officer

OREZONE GOLD CORPORATION
Per:	/s/ Ronald N. Little
Ronald N. Little
Chief Executive Officer

4.

SCHEDULE A

PLAN OF ARRANGEMENT UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT

1.	INTERPRETATION

(a)	Definitions: In this Plan of Arrangement, unless the context otherwise requires, the following words and terms shall have the meaning hereinafter set out:

(i)	“Amalgamation” means the amalgamation of IAMGOLD Subco and Orezone under the CBCA on the terms prescribed under this Plan of Arrangement;

(ii)
“Arrangement” means the arrangement under the provisions of section 192 of the CBCA, on the terms and conditions set forth in this Plan of Arrangement, subject to any amendment or supplement hereto made in accordance with the Arrangement Agreement and the provisions hereof or made at the direction of the Court in the Final Order;

(iii)	“Arrangement Agreement” means the Arrangement Agreement dated December 10, 2008 to which this Plan of Arrangement is attached as schedule A;

(iv)	“Arrangement Resolution” means the Special Resolution of Orezone Shareholders approving the Arrangement;

(v)	“Business Day” means a day which is not a Saturday, Sunday or a civic or statutory holiday in Toronto, Ontario;

(vi)	“CBCA” means the Canada Business Corporations Act, as amended;

(vii)
“Class A Shares” means the class A common shares of Orezone which are to be created in accordance with this Plan of Arrangement and which shall have attached thereto the right to vote at all meetings of Orezone Shareholders, the right to dividends as and when declared by the directors of Orezone, subject to the preferential right of the holders of Class B Shares to dividends and the right to participate in the remaining assets of Orezone upon a winding up of Orezone;

(viii)
“Class B Shares” means the Orezone Shares following their re-designation as Class B Shares in accordance with this Plan of Arrangement, such Class B Shares to bear the same rights and privileges as the Orezone Shares provided that such Class B Shares shall be entitled to dividends as and when declared by the directors of Orezone in preference to dividends to be paid on the Class A Shares;

(ix)	“Closing Date” means the Business Day that is three Business Days after the granting of the Final Order or such other date as the parties to the Arrangement Agreement may agree;

(x)	“Convertible Debenture Waiver Agreement” means the agreement among IAMGOLD, Orezone and the Debentureholder dated December 10, 2008 relating to the Orezone Convertible Debenture;

5.

(xi)	“Court” means the Ontario Superior Court of Justice (Commercial List);

(xii)	“Debentureholder” means MinQuest Fund I, L.P.;

(xiii)
“Depositary” means any trust company, bank or financial institution agreed to in writing between IAMGOLD and Orezone for the purpose of, among other things, exchanging certificates representing IAMGOLD Shares and New Orezone Shares in connection with the Arrangement;

(xiv)	“Director” means the Director appointed pursuant to section 260 of the CBCA;

(xv)
“Dissent Procedures” means the procedures set forth in section 190 of the CBCA and the Interim Order required to be taken by an Orezone Shareholder to exercise the right of dissent in respect of Orezone Shares in connection with the Arrangement;

(xvi)	“Dissent Rights” means the rights of dissent of Orezone Shareholders in respect of the Arrangement Resolution as defined in section 4 hereof;

(xvii)	“Dissenting Orezone Shareholder” means an Orezone Shareholder who has duly exercised a Dissent Right in strict compliance with the Dissent Procedures;

(xviii)
“Effective Date” means the date shown in the certificate of arrangement issued in accordance with section 262 of the CBCA in respect of the Arrangement, being the Closing Date, or such other date as may be agreed to by the parties to the Arrangement Agreement;

(xix)	“Effective Time” means the time when the Arrangement will be deemed to have been completed, which shall be 12:01 a.m., Toronto time, on the Effective Date;

(xx)
“Encumbrance” means any mortgage, hypothec, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third Person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(xxi)	“Exchange Ratio” means 0.08;

(xxii)
“Final Order” means the final order of the Court approving the Arrangement, as such order may be amended by the Court (with the consent of IAMGOLD and Orezone) at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(xxiii)	“IAMGOLD” means IAMGOLD Corporation, a corporation existing under the laws of Canada;

(xxiv)	“IAMGOLD Amalco” means the corporation formed as a result of the amalgamation of Orezone and IAMGOLD Subco;

6.

(xxv)	“IAMGOLD Replacement Options” has the meaning given to such term in paragraph 3(a)(xi) hereof;

(xxvi)	“IAMGOLD Shares” means the common shares which IAMGOLD is authorized to issue as presently constituted;

(xxvii)	“IAMGOLD Subco” means ●, a wholly-owned subsidiary of IAMGOLD existing under the laws of Canada;

(xxviii)
“Interim Order” means the interim order of the Court providing for, among other things, the calling and holding of the Orezone Meeting, as such order may be amended, supplemented or varied by the Court;

(xxix)	“Letter of Transmittal” means the letter of transmittal to be delivered by Orezone to the Orezone Shareholders providing for the delivery of the Orezone Shares to the Depositary;

(xxx)	“New Orezone” means Orezone Gold Corporation, a corporation existing under the laws of Canada;

(xxxi)	“New Orezone Shares” means the common shares which New Orezone is authorized to issue as presently constituted;

(xxxii)	“Orezone” means Orezone Resources Inc., a corporation existing under the laws of Canada;

(xxxiii)
“Orezone Convertible Debenture” means the 6% convertible debenture dated July 1, 2008 and maturing July 1, 2011 in the principal amount of $10,000,000 issued by Orezone to the Debentureholder, as changed by the Convertible Debenture Waiver Agreement;

(xxxiv)
“Orezone Meeting” means the special meeting of Orezone Shareholders, including any adjournment or adjournments or postponement or postponements thereof, to be held for the purpose of obtaining approval by Orezone Shareholders of the Arrangement Resolution;

(xxxv)
“Orezone 1997 Options” means the outstanding options to acquire Orezone Shares and which have been issued pursuant to the stock option plan of Orezone as approved by the directors of Orezone and by the Orezone Shareholders in 1997;

(xxxvi)
“Orezone 2008 Options” means the outstanding options to acquire Orezone Shares and which have been issued pursuant to the stock option plan of Orezone as approved by the directors of Orezone on April 24, 2008 and by the Orezone Shareholders on May 29, 2008;

(xxxvii)
“Orezone Shareholder” means a Person who is a registered holder of Orezone Shares as shown on the share register of Orezone and for the purposes of the Orezone Meeting, is a registered holder of Orezone Shares as of the record date therefor, and for the purposes of the Arrangement, is a registered holder of Orezone Shares immediately prior to the Effective Time;

(xxxviii)
“Orezone Shares” means the common shares which Orezone is authorized to issue as presently constituted and following the re-designation of such common shares to Class B Shares in accordance with this Plan of Arrangement, means the Class B Shares which Orezone will  be authorized to issue and, following the exchange of the Class B Shares for Class A Shares and New Orezone Shares in accordance with this Plan of Arrangement, means the Class A Shares which Orezone is authorized to issue;

7.

(xxxix)	“Orezone Warrants” means the warrants to purchase up to 2,000,000 Orezone Shares issued by Orezone to Standard Bank plc under the warrant agreement dated August 29, 2008;

(xl)
“Person” means any individual, corporation, firm, partnership (including, without limitation, a limited partnership), sole proprietorship, syndicate, joint venture, trustee, trust, any unincorporated organization or association, any government or instrumentality thereof and any tribunal;

(xli)	“Special Resolution” has the meaning ascribed to such term in the CBCA; and

(xlii)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder as amended from time to time.

(b)
Interpretation Not Affected by Headings.  The headings contained in this Plan of Arrangement are for convenience reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement.  The terms “this Plan of Arrangement”, “hereof’, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section, subsection, paragraph, subparagraph, clause or sub-clause hereof and include any agreement or instrument supplementary or ancillary hereto.

(c)
Date for any Action.  If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

(d)
Number and Gender.  In this Plan of Arrangement, unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders and neuter.

(e)
References to Persons.  A reference to a Person includes any successor to that Person. A reference to any statute includes all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supersedes any such statute or regulation.

(f)	Currency. Unless otherwise stated in this Plan of Arrangement, all references herein to amounts of money are expressed in lawful money of Canada.

2.	ARRANGEMENT AGREEMENT

This Plan of Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement. At the Effective Time, the Arrangement shall be binding upon IAMGOLD, IAMGOLD Subco, IAMGOLD Amalco, Orezone, New Orezone and the Orezone Shareholders.

8.

3.	THE ARRANGEMENT

(a)	The Arrangement. At the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

(i)	The holders of the Orezone 2008 Options, the Orezone Convertible Debenture and the Orezone Warrants shall not be entitled to receive Orezone Shares upon the exercise thereof.

(ii)
Each Orezone 2008 Option outstanding immediately prior to the Effective Time, whether vested or not, shall remain outstanding in accordance with its terms which provide that such Orezone 2008 Option may be exercised by the holder thereof at any time up to and including (but not after) the date that is 30 days after the Effective Time.

(iii)	The Orezone Warrants, if outstanding immediately prior to the Effective Time, will remain outstanding in accordance with their terms.

(iv)
The Orezone Convertible Debenture, if outstanding immediately prior to the Effective Time, will be terminated and the Debentureholder will receive from IAMGOLD as to 50 per cent of the principal and interest owing thereunder cash and, as to the remaining 50 per cent of the principal and interest owing thereunder, IAMGOLD Shares on the terms and conditions set out in the Convertible Debenture Waiver Agreement.

(v)	Orezone shall undertake a reorganization of capital within the meaning of section 86 of the Tax Act as follows, and in the following order:

A.	The authorized capital of Orezone will be amended by:

I.
re-designating the Orezone Shares as Class B Shares and each certificate representing such an outstanding Orezone Share shall, as and from the time such re-designation is effective, represent a Class B Share; and

II.	the creation of an unlimited number of Class A Shares;

and the articles of Orezone shall be deemed to be amended accordingly

B.	Each issued Class B Share, other than those held by Dissenting Orezone Shareholders, will be exchanged with Orezone for one Class A Share and 0.125 New Orezone Shares.

C.
The stated capital of Orezone for the outstanding Class A Shares will be an amount equal to the paid up capital (within the meaning of the Tax Act) of Orezone for the Class B Shares, less the paid up capital (within the meaning of the Tax Act) of Orezone that is attributable to each issued Class B Share held by Dissenting Orezone Shareholders and described in paragraph 3(a)(vi) hereof, and less the fair market value of the New Orezone Shares distributed to Orezone Shareholders.

9.

(vi)
Each issued Class B Share held by a Dissenting Orezone Shareholder (for greater certainty, being an Orezone Shareholder who has complied with the Dissent Rights and is ultimately entitled to be paid for its Class B Shares) will be acquired by IAMGOLD in consideration for a debt claim against IAMGOLD to be paid fair value of such Class B Shares pursuant to the Dissent Procedures.

(vii)	The Class B Shares (including the Class B Shares held by Dissenting Orezone Shareholders and acquired by IAMGOLD pursuant to paragraph 3(a)(vi) hereof) will be cancelled.

(viii)	Each outstanding Class A Share will be transferred to IAMGOLD in consideration for IAMGOLD Shares on the basis of the Exchange Ratio.

(ix)
The holders of the Orezone 1997 Options shall not be entitled to receive Orezone Shares upon the exercise thereof and each Orezone 1997 Option outstanding immediately prior to the Effective Time, whether vested or not, shall be exchanged for a fully-vested option granted by IAMGOLD (each an “IAMGOLD Replacement Option” and collectively the “IAMGOLD Replacement Options”) to acquire that number of IAMGOLD Shares equal to the product of (A) the number of Orezone Shares subject to the Orezone 1997 Option immediately before the Effective Time and (B) the Exchange Ratio, and the exercise price per IAMGOLD Share subject to any IAMGOLD Replacement Option shall be equal to the quotient of (A) the exercise price per Orezone Share subject to such Orezone 1997 Option immediately before the Effective Time divided by (B) the Exchange Ratio.  Except as set out above, the terms of each IAMGOLD Replacement Option shall be the same as the terms of the options of IAMGOLD issuable under the share incentive plan of IAMGOLD as amended and restated on April 11, 2007.

(x)	With respect to each Class A Share:

A.
each such Orezone Shareholder, other than IAMGOLD, shall cease to be the holder of such Class A Share on the Effective Date and such holder’s name shall be removed from the share register of Orezone as at the Effective Time; and

B.
IAMGOLD shall be deemed to be the transferee of such Class A Share (free and clear of any Encumbrance) on the Effective Date and shall be entered in the share register of Orezone as the holder thereof as at the Effective Time.

(xi)
Orezone and IAMGOLD Subco shall be amalgamated to form IAMGOLD Amalco and continue as one corporation under the CBCA on the terms prescribed in this Plan of Arrangement and, as a result, the property and liabilities of Orezone and IAMGOLD Subco will become the property and liabilities of IAMGOLD Amalco.  Orezone and IAMGOLD Subco will merge with the same effect as if they were amalgamated under section 184(2) of the CBCA.

(xii)	Orezone and IAMGOLD Subco will continue as one company;

10.

(xiii)	Following the amalgamation of Orezone and IAMGOLD Subco described in paragraph 3(a)(xi) hereof and from and after such time:

A.
IAMGOLD Amalco will own and hold all property of Orezone and IAMGOLD Subco, and, shall continue to be liable for the obligations of Orezone and IAMGOLD Subco and will be liable for the obligations of Orezone and IAMGOLD Subco, including civil, criminal and quasi-criminal liabilities and all contracts, disabilities, options, warrants and debts of each of Orezone and IAMGOLD Subco;

B.
all rights, contracts, permits and interests of Orezone and IAMGOLD Subco will continue as rights, contracts, permits and interests of IAMGOLD Amalco as if Orezone and IAMGOLD Subco continued and, for greater certainly, the merger will not constitute a transfer or assignment of the rights or obligations of either of Orezone or IAMGOLD Subco under any such rights, contracts, permits and interests;

C.	any existing cause of action, claim or liability to prosecution is unaffected;

D.	a civil, criminal or administrative action or proceeding pending by or against Orezone or IAMGOLD Subco may continue to be prosecuted by or against IAMGOLD Amalco;

E.	a conviction against, or ruling, order or judgment in favour of or against, Orezone or IAMGOLD Subco may be enforced by or against IAMGOLD Amalco;

F.	the name of IAMGOLD Amalco shall be ●;

G.	all outstanding Class A Shares shall be cancelled without any repayment of capital in respect thereof;

H.
all outstanding common shares of IAMGOLD Subco shall be cancelled and IAMGOLD shall receive on the Amalgamation one common share of IAMGOLD Amalco for the one common share of IAMGOLD Subco previously held by IAMGOLD;

I.	the registered and records office of IAMGOLD Amalco shall be located at ●;

J.	the head office of IAMGOLD Amalco will be located at ●;

K.	IAMGOLD Amalco shall be authorized to issue an unlimited number of common shares;

L.	the articles of amalgamation of IAMGOLD Amalco shall be substantially in the form attached as appendix ● to this Plan of Arrangement;

11.

M.	the by-laws of IAMGOLD Amalco shall be substantially in the form of the by-laws of IAMGOLD Subco;

N.	the first annual general meeting of IAMGOLD Amalco will be held within 18 months after the Effective Date; and

O.	the first directors of IAMGOLD Amalco following the Amalgamation shall be ●;

provided that none of the foregoing will occur or be deemed to occur unless all of the forgoing occurs.

(b)
No Fractional Shares.  Following the Effective Time, if the aggregate number of IAMGOLD Shares or New Orezone Shares to which an Orezone Shareholder would otherwise be entitled, or to which a holder of IAMGOLD Replacement Options, Orezone 2008 Options or the Orezone Warrants is entitled on exercise or conversion (as the case may be) of IAMGOLD Replacement Options, the Orezone 2008 Options or the Orezone Warrants is not a whole number, then the number of IAMGOLD Shares or New Orezone Shares, as the case may be, shall be rounded down to the next whole number and no compensation will be paid to the Orezone Shareholder in respect of such fractional IAMGOLD Share or New Orezone Share, as the case may be.

4.	RIGHTS OF DISSENT

Orezone Shareholders shall be entitled to exercise dissent rights (“Dissent Rights”) with respect to the Orezone Shares pursuant to and in the manner set forth in section 190 of the CBCA as modified by the Interim Order and this section 4, but provided that notwithstanding subsection 190(5) of the CBCA, such Dissenting Orezone Shareholder delivers to Orezone written objection to the Arrangement by 5:00 p.m. (Toronto time) on the Business Day immediately prior to the date of the Orezone Meeting and otherwise complies with section 190 of the CBCA (the “Dissent Procedures”).

If the Arrangement is concluded, an Orezone Shareholder who exercises Dissent Rights in strict compliance with the Dissent Procedures shall be entitled to be paid by Orezone the fair value of the Orezone Shares held by such Dissenting Orezone Shareholder in respect of which such Dissenting Orezone Shareholder dissents, determined as provided for in the CBCA, as modified by the Interim Order and this section 4, provided that any such Dissenting Orezone Shareholder who exercises such right to dissent and who:

(a)
is ultimately entitled to be paid fair value for its Orezone Shares shall be deemed to have transferred its Orezone Shares to IAMGOLD in consideration for a debt claim against IAMGOLD to be paid fair value of such shares pursuant to the Dissent Procedures, and shall not be entitled to any other payment or consideration, including any payment under the Arrangement had such holders not exercised their Dissent Rights; or

(b)
is for any reason ultimately not entitled to be paid fair value for its Orezone Shares, shall be deemed to have participated in the Arrangement as of the Effective Time on the same terms and at the same time as a non-Dissenting Orezone Shareholder and shall be issued only the same consideration which an Orezone Shareholder is entitled to receive under the Arrangement as if such Dissenting Orezone Shareholder would not have exercised Dissent Rights.

12.

In no case shall IAMGOLD, Orezone or New Orezone be required to recognize a Dissenting Orezone Shareholder as an Orezone Shareholder at and after the Effective Time, and the names of such Dissenting Orezone Shareholders shall be removed from the share register of Orezone at the Effective Time.

5.	DELIVERY OF IAMGOLD SHARES AND NEW OREZONE SHARES

(a)
Letter of Transmittal.  The Depositary will forward to each Orezone Shareholder, at the address of such Orezone Shareholder as it appears on the register for Orezone Shares, a Letter of Transmittal and instructions for obtaining delivery of the certificates representing the New Orezone Shares and the IAMGOLD Shares allotted and issued to such Orezone Shareholder pursuant to the Arrangement.

(b)	Entitlement to New Orezone Certificates and IAMGOLD Certificates.

(i)
Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more Orezone Shares which were exchanged for IAMGOLD Shares and New Orezone Shares in accordance with section 3 hereof, together with a completed Letter of Transmittal and such other documents and instruments as would have been required to effect the transfer of the Orezone Shares formerly represented by such certificate under the CBCA and the by-laws of Orezone and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Orezone Shareholder following the Effective Time, certificates representing the IAMGOLD Shares and the New Orezone Shares to which such Orezone Shareholder is entitled to receive in accordance with section 3 hereof.

(ii)
After the Effective Time and until surrendered for cancellation as contemplated by paragraph 5(b)(i) hereof, each certificate which immediately prior to the Effective Time represented one or more Orezone Shares shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing the IAMGOLD Shares and the New Orezone Shares to which the holder of such certificate is entitled to receive in accordance with paragraph 5(b)(i) hereof.

(c)
Lost Certificates.  In the event that any certificate which immediately prior to the Effective Time represented one or more Orezone Shares which were exchanged for IAMGOLD Shares and New Orezone Shares in accordance with section 3 hereof shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, certificates representing the IAMGOLD Shares and the New Orezone Shares which such Orezone Shareholder is entitled to receive in accordance with section 3 hereof.  When authorizing such delivery of certificates representing the IAMGOLD Shares and the New Orezone Shares which such Orezone Shareholder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the Orezone Shareholder to whom certificates representing such IAMGOLD Shares and New Orezone Shares are to be delivered shall, as a condition precedent to the delivery of such IAMGOLD Shares and New Orezone Shares, give a bond satisfactory to IAMGOLD, New Orezone and the Depositary in such amount as IAMGOLD, New Orezone and the Depositary may direct, or otherwise indemnify IAMGOLD, New Orezone and the Depositary in a manner satisfactory to IAMGOLD, New Orezone and the Depositary, against any claim that may be made against IAMGOLD, New Orezone or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the by-laws of Orezone.

13.

(d)
Termination of Rights.  Any certificate formerly representing Orezone Shares that is not deposited, with all other documents as provided in this section 5 on or before the sixth anniversary of the Effective Date, shall cease to represent any claim or interest of any kind or nature against IAMGOLD, Orezone, New Orezone or the Depositary.

(e)
Dividends or other Distributions.  No dividends or distributions declared or made after the Effective Date with respect to IAMGOLD Shares with a record date after the Effective Date will be payable or paid to the holder of any unsurrendered certificate or certificates which, immediately prior to the Effective Date, represented outstanding Orezone Shares unless and until the holder of such certificate shall have complied with the provisions of this section 5.  Subject to Applicable Law and to this section 5, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the IAMGOLD Shares and the New Orezone Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such IAMGOLD Shares and New Orezone Shares.

(f)
Withholding Rights.  IAMGOLD, Orezone, New Orezone and the Depositary shall be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any Orezone Shareholder such amounts as IAMGOLD, Orezone, New Orezone or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law, in each case, as amended.  To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Orezone Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

6.	AMENDMENT

(a)	Amendment.

(i)
IAMGOLD, IAMGOLD Subco, Orezone and New Orezone reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that any amendment, modification or supplement must be contained in a written document which is filed with the Court and, if made following the Orezone Meeting, then: (i) approved by the Court, and (ii) if the Court directs, approved by the Orezone Shareholders and in any event communicated to them, and in either case in the manner required by the Court.

(ii)
Any amendment, modification or supplement to this Plan of Arrangement, if agreed to by Orezone and IAMGOLD, may be made at any time prior to or at the Orezone Meeting, with or without any other prior notice or communication and, if so proposed and accepted by Persons voting at the Orezone Meeting (other than as may be required under the Interim Order) shall become part of this Plan of Arrangement for all purposes.

14.

(iii)
Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Orezone Meeting will be effective only if it is consented to by Orezone and IAMGOLD and, if required by the Court, by the Orezone Shareholders.

(iv)
Notwithstanding the foregoing provisions of this section 6, no amendment, modification or supplement of this Plan of Arrangement may be made prior to the Effective Time except in accordance with the terms of the Arrangement Agreement.

15.